Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-225312

Dated September 10, 2020

PDC Energy, Inc.

This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus, dated September 10, 2020 (the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus.

Issuer:	PDC Energy, Inc.
Security description:	5.750% Senior Notes due 2026
Size:	$150,000,000
Gross proceeds:	$150,000,000
Maturity:	May 15, 2026
Coupon:	5.750%
Issue price:	99.0% plus accrued and unpaid interest from May 15, 2020 to but excluding the settlement date for the notes.
Yield to maturity:	5.959%
Expected ratings (outlook):	S&P: BB (stable outlook) / Moody’s: Ba3 (stable outlook) (1)
Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing November 15, 2020
Equity clawback:	Up to 35% at 105.750% prior to May 15, 2021
Optional redemption:	Make-whole call at T+50 bps prior to May 15, 2021, then:

	On or after:	Price:
	May 15, 2021	104.313%
	May 15, 2022	102.875%
	May 15, 2023	101.438%
	May 15, 2024	100.000%

Change of control:	Putable at 101% of principal plus accrued and unpaid interest in connection with a change of control triggering event
Trade date:	September 10, 2020
Settlement:	T+3; September 15, 2020
CUSIP:	69327RAJ0
ISIN:	US69327RAJ05
Denominations/Multiple:	2,000 x 1,000

Bookrunners:	BofA Securities, Inc.
BMO Capital Markets Corp. J.P. Morgan Securities LLC TD Securities (USA) LLC Wells Fargo Securities, LLC
Senior Co-Managers:	BBVA Securities Inc. CIBC World Markets Corp. Citigroup Global Markets Inc. KeyBanc Capital Markets Inc. PNC Capital Markets LLC Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.
Co-Managers:

Capital One Securities, Inc.

Fifth Third Securities, Inc.

Truist Securities, Inc.

BOK Financial Securities, Inc.

Comerica Securities, Inc.

Credit Agricole Securities (USA) Inc.

WoodRock Securities, L.P.

(1)                These securities ratings have been provided by S&P and Moody’s. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

Supplement to Preliminary Prospectus

Changes in laws and regulations applicable to the issuer could impose additional operating restrictions, increase the issuer’s costs of compliance or have other adverse effects on us.

The regulatory environment in which the issuer operates changes frequently, often through the imposition of new or more stringent environmental and other requirements. The issuer cannot predict the nature, timing, cost or effect of such additional requirements, but they may have a variety of adverse effects on the issuer. In 2019, Colorado enacted Senate Bill 19-181 (“SB 19-181”), which changes the mission of the Colorado Oil and gas Conservation Commission (the “COGCC”) from fostering responsible and balanced development to regulating development to protect public health and the environment and directs the COGCC to undertake rulemaking on various operational matters including environmental protection, wellbore integrity and the relationship between state and local deferral with regards to siting. The rulemaking process is currently underway and one matter being discussed is potential increases in setback requirements. According to recent media reports, a majority of the members of the COGCC recently expressed informal support for an increase in minimum setbacks to 2,000 feet. Depending on the specifics of any implementing regulations, including the potential availability of waivers and exceptions, an increase of that magnitude would have a significant adverse effect on the issuer’s unpermitted locations and therefore on the issuer’s future inventory and reserves. The issuer continues to be very active in the rulemaking process but cannot predict its outcome.

*******

The issuer expects that delivery of the notes will be made against payment thereof on or about the settlement date specified in this communication, which will be the third business day following the date of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at +1-800-294-1322.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

3